                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                            (Amendment No.     )*

                            MILESTONE SCIENTIFIC, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, 0.001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    91232910
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                              Eric R. Roper, Esq.
                        c/o Roper, Barandes & Fertel LLP
                              130 West 42nd Street
                               New York, NY 10036
                                 (212) 869-2222

                               ------------------

                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                               September 10, 1997
                               ------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              SCHEDULE 13D
-----------------------------------------------
             CUSIP No.
-----------------------------------------------

------------------------------------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

                              LITTLE WING, L.P.  13-3778596
------------------------------------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                   (a) [  ]

                                                                                                (b) [  ]

------------------------------------------------------------------------------------------------------------
    3       SEC USE ONLY

------------------------------------------------------------------------------------------------------------
    4       SOURCE OF FUNDS
                                         WC
------------------------------------------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
            IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):                                                 [  ]


------------------------------------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION:
                                         Delaware
------------------------------------------------------------------------------------------------------------
     NUMBER OF            7     SOLE VOTING POWER
       SHARES
    BENEFICIALLY
      OWNED BY
        EACH
     REPORTING                  533,046
    PERSON WITH
                     ---------------------------------------------------------------------------------------
                          8     SHARED VOTING POWER


                     ---------------------------------------------------------------------------------------
                          9     SOLE DISPOSITIVE POWER

                                533,046
                     ---------------------------------------------------------------------------------------
                       10       SHARED DISPOSITIVE POWER:


------------------------------------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                         533,046
------------------------------------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


------------------------------------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                                         7.13%
------------------------------------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON
                                         PN
------------------------------------------------------------------------------------------------------------




Item 1.        Securities and Issuer.


        This filing relates to the purchase of shares of Common Stock, par value
$0.001 per share (the "Common Stock"), issued by Milestone Scientific, Inc., a
Delaware corporation (the "Company"), whose principal executive offices are at 220 South Orange Avenue, Livingston Corporate Park, Livingston, N.J. 07039.

Item 2.        Identity and Background

        (a) This filing is made by Little Wing, L.P., a Delaware limited partnership ("Little Wing"), with respect to the shares of Common Stock and warrants on common stock held by it. The General Partner of Little Wing is Quilcap Corp., a Delaware Corporation, the President of which is Parker Quillen.

        (b) The address of Little Wing is c/o Quilcap Corp., 375 Park Avenue -
Suite 1404, New York, New York 10152.

        (c) The principal business of Little Wing is that of a private investment firm engaging in the purchase and sale of securities. The present principal occupation of its General Partner is as general partner of Little
Wing.

        (d) None of the persons referred to in paragraph (a) above has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) None of the persons referred to in paragraph (a) above has, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or, prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

        (f)    Mr. Quillen is a United States citizen.

Item 3.        Source and Amount of Funds or Other Consideration.

        1. Little Wing purchased 299,713 shares of Common Stock and received warrants to purchase an additional 233,333 shares of Common Stock, pursuant to the terms of the Company's private placement of shares. The purchase price was One Million Three Hundred Ninety Nine Thousand and Nine Hundred Ninety Eight
Dollars ($1,399,998). Such funds were furnished from the investment capital of Little Wing.

Item 4. Purpose of Transaction.

        The purpose of the acquisition of shares of Common Stock by Little Wing is for investment. Little Wing may make further purchases of Common Stock from time to time and may dispose of any or all of the shares of Common Stock held by it at any time. Little Wing has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of Schedule




13D. Little Wing may, at any time and from time to time, review or reconsider its position with respect to the Company, and formulate plans or proposals with respect to the Company, and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.        Interest in Securities of the Issuer.

        (a) As of the date hereof, (i) Little Wing owns beneficially 299,713 shares of Common Stock, constituting approximately 4.01% of the shares outstanding and has warrants for 233,333 shares of Common Stock, constituting approximately 3.12% of the shares outstanding. Such shares total 533,046 and constitute approximately 7.13% of the shares outstanding. The percentages used herein are calculated based upon the aggregate of (i) the 5,568,152 shares of Common Stock stated to be issued and outstanding as of July 31, 1997 as reflected in the Company's proxy statement dated August 20, 1997, and (ii) the 1,666,666 shares issued between September 9, 1997 and September 11, 1997.

        (b) Little Wing has the power to vote and to dispose of the shares of Common Stock owned by it, which power may be exercised by Mr. Quillen, as principal of the General Partner of Little Wing.

        (c) The trading dates, number of shares sold and price per share for the transactions by Little Wing are set forth in Schedule A.



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        1. Stock Purchase Agreement dated September 9, 1997 between Little Wing and Company for Little Wing's purchase of 233,333 shares and warrants to purchase an additional 233,333 shares at an exercise price of $9.00 per share.

        2. Registration Rights Agreement between LIttle Wing and Company dated
September 9, 1997 under which Company agrees to file a registration statement with the Securities and Exchange Commission by September 30, 1997.

        3. A warrant entitling Little Wing to purchase 233,333 shares of Company at $9.00 per share between September 7, 1997 and September 9, 1999.

Item 7.        Material to be Filed as Exhibits.
        There is filed herewith:

        1.  As Exhibit 1, a copy of the Stock Purchase Agreement dated
September 9, 1997.



        2. As Exhibit 2, a copy of the Registration Rights Agreement dated September 9, 1997.

        3.     As Exhibit 3, a copy of the Warrant.

Dated:         September 18, 1997
                                            LITTLE WING, L.P.
                                            By:  Quilcap Corp.
                                                   General Partner


                                            By:  /s/ PARKER QUILLEN
                                               --------------------------------
                                                 Parker Quillen - President





                                   Schedule A


                                Little Wing, L.P.




Trade Date                   No. of Shares                Price Per Share
                              Purchased
                               (sold)
9/10/97                       233,333                     $6.00

9/10/97                       233,333                     Warrants at
                                                          $9.00 per share

8/14/97                        35,900                     $7.21

8/15/97                        18,700                     $7.30

8/18/97                         1,800                     $7.06

8/21/97                         6,300                     $7.44

8/21/97                           180                     $7.44

8/22/97                         7,700                     $7.34

8/25/97                         2,500                     $7.00

8/27/97                         1,050                     $6.81

8/28/97                         5,250                     $6.81

9/9/97                       ( 13,000)                    (11.60)

                        STATEMENT OF DIFFERENCES

The section symbol shall be expressed as........................ 'SS'